The Greenrose Holding Company Inc.

111 Broadway

Amityville, NY 11701

February 9, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Greenrose Holding Company Inc. Registration Statement on Form S-1/A File No. 333-262003

Ladies and Gentlemen:

The Greenrose Holding Company Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on Wednesday, February 9, 2022, or as soon thereafter as practicable.

Very truly yours,

The Greenrose Holding Company Inc.

By:	/s/ William F. Harley III
Name: William F. Harley III
Title: Chief Executive Officer